82-34628



To Ms.Anne Marie Tierney

Company Office of International Corporate Finance
Securities and Exchange Commission

Fax (202) ~~9429525~~ 772 9207

From Ronald Seckelmann
Director of Market Relations

Company **Klabin S.A.**

Phone (11) 32254027

Fax (011) 32254241





05009486

Date: July 04, 2005

Ref.: **Klabin S.A.**

NOTICE OF CALL

Extraordinary and General Meeting on July, 21, 2005

SUPPL

Please find enclosed herewith Notice of Call.

Ronald Seckelmann

Director of Market Relations

PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

Dw 7/6



To Ms.Anne Marie Tierney

Company Office of International Corporate Finance
Securities and Exchange Commission

Fax (202) ~~9429525~~ 7729207

From Ronald Seckelmann
Director of Market Relations

Company **Klabin S.A.**

Phone (11) 32254027

Fax (011) 32254241

Date: July 04, 2005

Ref.: **Klabin S.A.**
NOTICE OF CALL
Extraordinary and General Meeting on July, 21, 2005

Please find enclosed herewith Notice of Call.

Ronald Seckelmann
Director of Market Relations

KLABIN S.A.
Public company - CNPJ/MF no. 89.637.490/0001-45
NIRE n° 35300188349

NOTICE OF CALL
EXTRAORDINARY GENERAL MEETING

In accordance with the applicable law and with the By Law of the Company, the Shareholders of Klabin S.A. are summoned to participate at the Extraordinary General Shareholders Meeting that, at first call, at the company's headquarter located at Rua Formosa, n° 367, 7° floor, in São Paulo, **on July 21, 2005, 2:30 p.m,** on the following agenda:

a) To elect the new effective member of the Council of Administration and the respect substitute, that represents the shareholders with preferred shares, due to the renunciation of members elected before;
b) Other subjects of social interest.

Participants at the Meeting had to be qualified: a) the owner of nominal shares, by means of exhibition of an appropriate identity document and registration of their respective name in the proper book, up to three days before the date of the General Shareholders Meeting; b) the shareholders in legal powered of attorneys constituted with less than one year and other legal representatives, by means of confirmation of the legitimacy of the exercised representation.

São Paulo, June 30, 2005.
Council of Administration
Daniel Miguel Klabin - President
Ronald Seckelmann – Director of Market Relations